[SRZ Letterhead]





                                                    July 30, 2010


VIA EDGAR

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

        RE: Registration Statements on Form N-2 of Old Mutual Absolute Return Fund, L.L.C. (Registration File Nos. 333-159684 and 811-21896); Old Mutual Absolute Return Institutional Fund, L.L.C. (Registration File Nos. 333-165527 and 811-21998);
             Old Mutual Emerging Managers Fund, L.L.C. (Registration
             File Nos. 333-159687 and 811-21898); and Old Mutual Emerging Managers Institutional Fund, L.L.C. (Registration File
             Nos. 333-165528 and 811-21997) (together, the "Funds," and each, a "Fund")


Dear Mr. Grzeskiewicz and Ms. DiAngelo:

                  On behalf of the Funds, transmitted for filing pursuant to Rule 497(c) under the Securities Act of 1933, as amended, is the definitive Prospectus of each Fund. Also on behalf of the Funds, we describe the changes incorporated in each Fund's definitive Prospectus that we have made in response to your comments. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

                  Capitalized terms used but not defined in this letter have the same meanings given in the Funds' Registration Statements.

         1. PLEASE ADDRESS THE CONCERN THAT THE FUND'S EXPENSE LIMITATION IN EFFECT AT THE TIME THE FUND'S INVESTMENT ADVISER ABSORBS OR WAIVES AN EXPENSE MAY BE DIFFERENT THAN THE EXPENSE LIMITATION IN EFFECT AT THE TIME OF ANY RECAPTURE.

         In order to address this potential situation, the following underlined language was added to the sections of the Funds' prospectuses regarding each Fund's Expense Limitation and Reimbursement Agreement: "Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed THE LOWER OF: (i) THE


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July 30, 2010
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EXPENSE LIMITATION IN EFFECT AT THE TIME THE EXPENSE WAS INCURRED; OR (ii) the
Expense Limitation in effect at the time of reimbursement."

         2. PLEASE REVISE THE EXAMPLES IN THE "SUMMARY OF FUND EXPENSES" SECTION OF EACH FUND'S PROSPECTUS TO REFLECT THAT THE EXPENSES PAYABLE BY AN INVESTOR FOR THREE, FIVE AND TEN YEAR INVESTMENTS TAKE INTO ACCOUNT THE FUND'S EXPENSE LIMITATION IN THE FIRST YEAR ONLY.

                  The three, five and ten year examples in each Funds' prospectus have been recalculated to take into account the Fund's expense limitation in the first year only.

         3. PLEASE FILE AN AMENDED FORM N-SAR FOR EACH FUND TO INCLUDE THE NAME OF THE FUND'S AUDITOR, WHICH WAS MISSING IN THE INTERNAL CONTROL LETTER.

         The Funds' administrator, SEI Investments Global Funds Services, who files the Funds' N-SARs on EDGAR, has filed amended N-SARs for each Fund to include the name of the Fund's auditor in the internal control letter.

         4. WITH RESPECT TO THE OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C. PROSPECTUS ONLY, IN THE "SUMMARY OF FUND EXPENSES" SECTION, PLEASE REPLACE THE "$52,462" FIGURE IN THE EXAMPLE SETTING FORTH THE EXPENSES AN INVESTOR WOULD PAY FOR A $250,000 INVESTMENT WITH "$58,462."

         This item has been updated in accordance with comment number two above.

         5. PLEASE REVISE THE FEE TABLE IN THE "SUMMARY OF FUND EXPENSES" SECTION OF EACH FUND'S PROSPECTUS TO REFLECT THAT THE AMOUNT OF ASSETS USED IN THE CALCULATIONS ARE EACH FUND'S NET ASSETS AS OF THE FISCAL YEAR ENDED MARCH 31, 2010.

         The requested change has been made in the Funds' prospectuses.

         In addition to the foregoing, the each Fund acknowledges that:

              o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

              o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

              o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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July 30, 2010
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         The Funds believe that these responses fully address your comments.
If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.



                                             Very truly yours,


                                             /s/ George Silfen
                                             ----------------------
                                             George Silfen